Exhibit 1

Rio de Janeiro, September 26, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 877/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 877/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated September 26, 2019, as transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the newspaper Valor Econômico on September 26, 2019, entitled “Oi’s cash falls to R$3.2 billion,” the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by the newspaper Valor Econômico on September 26, 2019, entitled “Oi’s cash falls to R$3.2 billion,” includes, among other information, that the increase in investments made by the Company caused its cash reserves to reach R$3.2 billion this month.

We ask for clarification on this statement by September 27, 2019 with your confirmation or denial, as well as other information considered important.”

In regards to this inquiry, Oi clarifies that its periodic financial information is still under review, revision and analysis, and until now, the Company has not disclosed any such periodic financial information, which will be disseminated in due course pursuant to the legislation and the judicial reorganization plan in force.

In this regard, it is worth remembering that the Company’s financial information is regularly disclosed through the Monthly Activity Report (RMA) prepared by the judicial administrator and filed with the judicial reorganization court and disclosed by Oi, pursuant to Law No. 11,101/05, in addition to the periodic financial statements published in accordance with applicable regulations.

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Therefore, Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br